Kane Kessler, P.C.
1350 Avenue of the Americas - 26th Floor
New York, New York 10019

April 18, 2008

By Edgar and Federal Express

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Att'n: Mr. Russell Mancuso, Branch Chief

Re:	Langer, Inc. - Registration Statement on Form S-3/A filed November 19, 2007, SEC File No. 333-139882

Dear Mr. Mancuso:

We hereby submit in electronic format to the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Amendment No. 2 on Form S-3 to the Registration Statement on Form S-3 (the “Registration Statement”) of Langer, Inc. (“Langer” or the “Company”) which was originally filed on January 9, 2007, and amended by Amendment No. 1 thereof on Form S-1 filed November 19, 2007. We note to the Staff that the Amendment No. 1 was filed on Form S-1 because, at the time of the filing of Amendment No. 1, the Company was then ineligible to use Form S-3. The Company is now eligible to use Form S-3, and accordingly, Amendment No. 2 has been prepared on Form S-3.

The Registration Statement has been revised in response to the Staff’s comments contained in the Commission’s letter of comments (the “Staff Letter”) dated December 18, 2007. In connection therewith, set forth on Schedule A hereto are the Company’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

Please feel free to contact me at (212) 519-5115, with any questions regarding the foregoing.

Very truly yours,

/s/ Steven E. Cohen
Steven E. Cohen

Enclosure

Schedule A - Responses of Langer, Inc. to the
Commission Staff Comment Letter dated December 18, 2007

Selling Stockholders, page 22

1.	We reissue prior comment 10. The total of the numbers in your “Number of Shares Being Offered” column is not consistent with the number of shares in the fee table.

In Amendment No. 1 of the Registration Statement, the discrepancy between the number of shares to be offered as reported in the fee table (and the cover page of the prospectus) and the aggregate number set forth in the table of selling stockholders is 8 shares and is due to rounding error. The Company has rechecked the numbers and modified its rounding convention, and the numbers now match.

2.	We note your response to prior comment 11. Please tell us why footnotes 11, 12, 16, 19 and 21 refer to Commonfund Hedge Equity Company.

In Amendment No. 1, the references to Commonfund Hedged Equity Fund in the designated footnotes are mistaken. The Company has corrected those footnotes in Amendment No. 2.

3.
Please revise footnote 20 to clarify whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless you state in the prospectus, if true, that:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We have revised footnote 20 in accordance with the above comments.

Signatures

4.	Please file as an exhibit the power of attorney that authorizes Mr. Hudkins to sign as the attorney-in-fact for Mr. Asch.

The power of attorney of Mr. Asch is filed as an exhibit to Amendment No. 2. Please note that Amendment No. 1 erroneously indicated that the power of attorney was in force at the time that Amendment No. 1 was filed. We believe this is has no effect on the validity of the filing of Amendment No. 1, as Amendment No. 1 was signed by the necessary officers and a majority of the Board of Directors without Mr. Asch's signature.